February 25, 2016

Mr. David Matheson
Chief Financial Officer, CFO
Dejour Energy (USA) Corp.
598, 999 Canada Place
Vancouver, BC
V6C 3E1
Canada

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado.

Dear David:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2016. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and the report was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. This report was completed on February 25, 2016.

In general, Proved Developed Producing (PDP) reserves and Proved Developed Non-Producing reserves were assigned to the 12 producing wells (shown in Table 2), and Proved Undeveloped (PUD) reserves have been assigned to 131 well locations. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

The estimated net reserves volumes and associated net cash flow estimates are summarized in Table 1 below.

Mr. David Matheson
February 25, 2016

Table 1 Summary of Net Reserves and Projected Before Tax Cash Flow

Reserves Category	Net Gas Reserves, MMcf	Net Condensate Reserves (MBO)	Net NGL Reserves (MBO)	Before Tax Net Present Value, thousands of US$ Discounted at
				0%	10%	15%
Proved Developed Producing	1,197.1	3.9	34.6	$1,596	$1,228	$1,113
Proved Developed Non-Producing	284.4	1.7	14.7	$515	$388	$346
Proved Undeveloped	-	-	-	$0	$0	$0
Total Proved	1,481.6	5.6	49.3	$2,111	$1,616	$1,459

The portion of the Company’s total reserves represented by the reserves included in this report is shown below.

Location of Reserves
					Oil	Proportion of
		Gas	Condensate	NGL	Equivalent	Oil Equiv.
Country	Area	(MMCF)	(MBBL)	(MBBL)	(MBOE)	Reserves
United States	Colorado	1,482	6	49	302	60%
Total Company					503	100%

Gustavson Associates has performed an evaluation of the reserves associated with both developed and undeveloped locations located in the Kokopelli Field Project Area, Garfield County, Colorado. Proved Developed Producing (PDP) Reserves have been assigned to 12 wells (shown in Table 2). The first four wells began producing in July and August of 2013 and next eight wells began producing in September 2015. All these wells are completed in the Williams Fork member of the Mesaverde formation except for one of the new wells, the Federal 14/15-7-21, which is completed in the Mancos shale. Logs over the Williams Fork interval in these well were reviewed and found to indicate similar response in the target formations to the response in analogous producing wells. Incremental Proved Developed Non-Producing (PDNP) reserves have been assigned to Federal 14/15-1-21, Federal 14/15-2-21, Federal 14/15-3-21 and Federal 14/15-8-21, which have been producing under capacity due to limited water disposal capacity during cleanup of the hydraulic fracturing treatments, but are estimated to produce at the type curve rate in three months. Note that the total expected performance of these wells was forecast as Total Proved Developed, and the PDNP reserves and economics were determined by taking the difference between Total Proved Developed and PDP.

Mr. David Matheson
February 25, 2016

The PDNP and PDP locations are displayed in Figure 1 and Figure 2. The property has additional upside which has not been included in this report. Under current economic conditions, drilling of offset locations in the Williams Fork or Mancos formation does not generate positive economics; therefore, no PUD reserves have been assigned.

Table 2 Summary of PDP Wells

Well Name	Working Interest	Revenue Interest	Producing Formation
1. Federal 6/7-16-21	5.5573%	4.4458%	Williams Fork
2. Federal 6/7-15-21	7.7780%	6.6624%	Williams Fork
3. Federal 6/7-14-21	7.7780%	6.6624%	Williams Fork
4. Federal 6/7-13-21	7.7780%	6.6624%	Williams Fork
5. Federal 14/15-1-21	25.00%	20.00%	Williams Fork
6. Federal 14/15-2-21	25.00%	20.00%	Williams Fork
7. Federal 14/15-3-21	25.00%	20.00%	Williams Fork
8. Federal 14/15-4-21	25.00%	20.00%	Williams Fork
9. Federal 14/15-5-21	25.00%	20.00%	Williams Fork
10. Federal 14/15-6-21	25.00%	20.00%	Williams Fork
11. Federal 14/15-7-21	25.00%	20.00%	Mancos
12. Federal 14/15-8-21	25.00%	20.00%	Williams Fork

Mr. David Matheson
February 25, 2016

Figure 1 Map of Dejour Williams Fork Wells

Mr. David Matheson
February 25, 2016

Figure 2 Map of Dejour Mancos PDP Location

Oil and Gas Pricing

In order to determine the flat pricing in accordance with SEC guidelines, the Dejour’s revenue statements were analyzed. For Williams Fork wells, a differential was calculated based on the price that Dejour was paid versus the West Texas Intermediate (WTI) and Henry Hub (HH) spot prices averaged for that given month. While no revenue statement was available for the Mancos well, the Mancos wellhead price differential was estimated by comparing the BTU content to the Williams Fork gas’s BTU content obtained from gas composition analysis. These differentials were then applied to the WTI and HH spot prices for the first day of each month in 2015 in order to estimate prices for Dejour’s products on the first day of the month, per SEC guidelines. These values were averaged and applied in the cash flows presented herein.

For Williams Fork wells, the wellhead gas price was estimated at 103% of NYMEX Henry Hub gas and the NGL price was found to be a factor of 8.373 times the wellhead gas price. The Williams Fork wellhead condensate prices were determined to be 20% lower than WTI prices. For the Mancos wells, the wellhead gas price was estimated at 98% of NYMEX Henry Hub gas.

Mr. David Matheson
February 25, 2016

The utilized flat hydrocarbon pricings for Williams Fork and Mancos can be found in Table 3 and Table 4, respectively.

Table 3 Flat Pricing for Williams Fork Wells

Flat Pricing For Effective date of January 1, 2016
Oil, Gas & NGL Pricing Includes Differentials
2015 Avg WTI	2015 Avg. HH	Williams Fork Oil, $/B	Williams Fork Gas, $/MCF	Williams Fork NGL, $/B
50.00	2.62	39.84	2.71	21.91

Table 4 Flat Pricing for Mancos Wells

Flat Pricing For Effective date of January 1, 2016
Oil, Gas & NGL Pricing Includes Differentials
2015 Avg WTI	2015 Avg. HH	Mancos Oil, $/B	Mancos Gas, $/MCF	Mancos NGL, $/B
50.00	2.62	-	2.57	-

Expenses

Operating costs are expected to be $2,800 per well per month for Williams Fork wells and $5,000 per well per month for the Mancos well. This is based on information provided by the Dejour and is consistent with our experience with similar wells in the area. The drilling and completion costs reflects economies of scale and contractual advantages expected to be gained when a large drilling program is executed. Severance tax is deducted at the rate of 1.04% of revenue. County ad valorem tax was estimated at approximately 3.91% of revenue after discussion with Garfield County personnel. Conservation tax was estimated at 0.072% and the annual property tax was estimated as 0.557% of net revenue. Note that Conservation tax rate and property tax are lumped together with Severance tax and Ad Valorem tax in the economics evaluation, respectively. For Williams Fork Wells only, NGL yield of 48 Bbl/MMCF and condensate/gas ratio of 5.0 Bbl/MMCF were based on actual 2015 sales. No condensate or NGL production is expected for the Mancos well. Contractual gas transportation, gathering, and processing fees of $0.71/MCF were deducted as operating costs for both Williams Fork and Mancos wells. Condensate trucking fee of $1.50/Bbl was also applied to the Williams Fork wells. Abandonment costs of $15,000 per well were estimated. All costs were held flat.

Detailed cash flow projections by category are shown in Table 5 and Table 6 below. Note that the NGL volumes shown in these tables represent total NGL sales as expected based on the revenue statements provided by the Client.1

________________________________________
1 In some previous reports, ethane and heavier NGLs were reported separately. Here they are reported together.

Mr. David Matheson
February 25, 2016

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

Letha C. Lencioni, P.E.
GUSTAVSON ASSOCIATES, LLC
Vice-President, Petroleum Engineering
Registered Professional Engineer, State of Colorado, # 29506

Table 5 Summary Cash Flow Forecast, Proved Developed Producing Reserves

TOTAL PROVED DEVELOPED PRODUCING	DATE	: 02/17/2016
KOKOPELLI FIELD	TIME	: 14:05:31
GARFIELD COUNTY, COLORADO	DBS	: Dejour_YE2015
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS	: Dejour
	SCENARIO	: Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE: 01/2016
PW DATE: 01/2016

--END--	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
-------	---MBBLS---	----MMCF---	---MBBLS---	---MBBLS--	----MMCF--	---MBBLS--	---M$---	---M$---	---M$---	----M$---

12-2016	5.590	1584.245	49.521	0.950	253.802	8.414	37.842	675.752	194.287	907.881
12-2017	3.376	951.019	29.905	0.541	146.523	4.789	21.539	389.944	110.583	522.066
12-2018	2.544	718.883	22.534	0.395	108.740	3.500	15.741	289.253	80.820	385.814
12-2019	2.108	595.872	18.677	0.322	89.277	2.857	12.848	237.438	65.962	316.248
12-2020	1.821	515.135	16.131	0.276	76.716	2.442	10.984	203.998	56.394	271.376

12-2021	1.614	457.208	14.299	0.243	67.810	2.149	9.666	180.292	49.625	239.583
12-2022	1.364	394.861	12.086	0.199	57.938	1.765	7.940	153.863	40.764	202.567
12-2023	1.248	361.773	11.058	0.182	52.967	1.608	7.232	140.646	37.129	185.007
12-2024	1.028	309.768	9.103	0.146	45.315	1.294	5.817	120.116	29.868	155.802
12-2025	0.688	235.568	6.097	0.116	38.951	1.032	4.641	103.043	23.830	131.514

12-2026	0.562	204.793	4.981	0.093	33.900	0.828	3.724	89.500	19.121	112.344
12-2027	0.529	193.314	4.690	0.088	31.991	0.779	3.501	84.451	17.976	105.929
12-2028	0.501	183.154	4.434	0.083	30.305	0.735	3.307	79.997	16.980	100.285
12-2029	0.475	173.960	4.211	0.079	28.784	0.698	3.141	75.980	16.124	95.245
12-2030	0.455	166.010	4.034	0.076	27.474	0.670	3.014	72.532	15.472	91.017

S TOT	23.905	7045.562	211.761	3.789	1090.494	33.561	150.936	2896.805	774.934	3822.675

AFTER	0.826	613.964	7.316	0.118	106.617	1.046	4.703	277.479	24.147	306.329

TOTAL	24.730	7659.527	219.077	3.907	1197.111	34.607	155.640	3174.284	799.080	4129.004

--END--	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
MO-YEAR	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
-------	---M$---	---M$---	---M$---	-----M$----	-----M$----	----M$----	----M$----	----M$----	-----M$----	-----M$----

12-2016	39.84	2.66	23.09	10.068	40.123	314.124	543.565	0.000	543.565	518.269
12-2017	39.84	2.66	23.09	5.790	23.072	215.926	277.278	3.750	273.528	237.102
12-2018	39.84	2.66	23.09	4.279	17.051	178.191	186.294	0.000	186.294	146.797
12-2019	39.84	2.66	23.09	3.507	13.976	162.161	136.603	0.000	136.603	97.856
12-2020	39.84	2.66	23.09	3.010	11.993	152.317	104.056	0.000	104.056	67.764

12-2021	39.84	2.66	23.09	2.657	10.588	145.762	80.576	3.750	76.826	45.569
12-2022	39.84	2.66	23.09	2.246	8.952	128.314	63.054	0.000	63.054	33.936
12-2023	39.84	2.66	23.09	2.052	8.176	125.124	49.655	3.750	45.905	22.531
12-2024	39.84	2.65	23.09	1.728	6.886	108.037	39.151	2.000	37.151	16.543
12-2025	39.84	2.65	23.09	1.458	5.812	93.220	31.023	4.917	26.106	10.558

12-2026	39.84	2.64	23.09	1.246	4.965	80.439	25.694	0.000	25.694	9.445
12-2027	39.84	2.64	23.09	1.175	4.681	78.739	21.334	0.000	21.334	7.129
12-2028	39.84	2.64	23.09	1.112	4.432	77.239	17.502	0.000	17.502	5.317
12-2029	39.84	2.64	23.09	1.056	4.209	75.885	14.094	0.000	14.094	3.893
12-2030	39.84	2.64	23.09	1.009	4.022	74.721	11.265	0.000	11.265	2.828

S TOT	39.84	2.66	23.09	42.393	168.941	2010.197	1601.143	18.167	1582.976	1225.540

AFTER	39.84	2.60	23.09	3.397	13.538	260.317	29.077	16.167	12.910	2.655

TOTAL	39.84	2.65	23.09	45.791	182.479	2270.514	1630.220	34.334	1595.887	1228.195

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	12.0	LIFE, YRS.	22.33	5.00	1381.586
GROSS ULT., MB & MMF	33.775	9622.346	DISCOUNT %	10.00	9.00	1255.275
GROSS CUM., MB & MMF	9.044	1962.820	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	1228.195
GROSS RES., MB & MMF	24.730	7659.526	DISCOUNTED PAYOUT, YRS.	0.00	15.00	1112.979
NET RES., MB & MMF	3.907	1197.111	UNDISCOUNTED NET/INVEST.	47.48	20.00	1023.046
NET REVENUE, M$	155.640	3174.284	DISCOUNTED NET/INVEST.	94.98	25.00	950.664
INITIAL PRICE, $	39.840	2.673	RATE-OF-RETURN, PCT.	90.00	35.00	840.715
INITIAL N.I., PCT.	14.279	15.241	INITIAL W.I., PCT.	22.883	50.00	727.765
					70.00	628.489
					90.00	560.404

Table 6 Summary Cash Flow Forecast, Total Proved Developed Reserves

TOTAL PROVED DEVELOPED	DATE	: 02/17/2016
KOKOPELLI FIELD	TIME	: 14:36:23
GARFIELD COUNTY, COLORADO	DBS	: Dejour_YE2015
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS	: Dejour
	SCENARIO	: Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE: 01/2016
PW DATE: 01/2016

--END--	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
-------	---MBBLS---	----MMCF---	---MBBLS---	---MBBLS--	----MMCF--	---MBBLS--	---M$---	---M$---	---M$---	----M$---

12-2016	6.901	1844.667	61.130	1.212	298.757	10.736	48.284	797.581	247.896	1093.761
12-2017	4.263	1127.301	37.763	0.718	176.953	6.361	28.607	472.410	146.872	647.889
12-2018	3.238	856.880	28.686	0.534	132.562	4.731	21.275	353.810	109.227	484.312
12-2019	2.669	707.331	23.645	0.435	108.518	3.850	17.317	289.580	88.907	395.804
12-2020	2.297	609.753	20.349	0.371	93.049	3.286	14.778	248.262	75.872	338.911

12-2021	2.031	540.042	17.991	0.326	82.109	2.888	12.987	219.043	66.677	298.707
12-2022	1.829	487.265	16.206	0.292	73.890	2.589	11.645	197.091	59.786	268.521
12-2023	1.670	445.654	14.797	0.266	67.447	2.356	10.595	179.887	54.397	244.878
12-2024	1.511	405.774	13.382	0.243	61.888	2.149	9.667	165.029	49.631	224.327
12-2025	1.162	329.640	10.290	0.211	55.190	1.871	8.413	147.051	43.195	198.659

12-2026	1.079	307.420	9.556	0.197	51.616	1.743	7.839	137.510	40.247	185.596
12-2027	1.014	289.704	8.987	0.185	48.630	1.638	7.366	129.544	37.819	174.729
12-2028	0.958	274.146	8.491	0.175	46.013	1.547	6.956	122.565	35.712	165.232
12-2029	0.909	260.227	8.057	0.166	43.676	1.467	6.599	116.337	33.883	156.819
12-2030	0.664	207.548	5.885	0.117	34.644	1.040	4.679	91.963	24.023	120.665

S TOT	32.196	8693.354	285.215	5.447	1374.943	48.252	217.005	3667.662	1114.143	4998.809

AFTER	0.826	613.964	7.316	0.118	106.617	1.046	4.703	277.479	24.147	306.329

TOTAL	33.022	9307.318	292.531	5.565	1481.559	49.298	221.708	3945.141	1138.290	5305.138

--END--	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
MO-YEAR	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
-------	---M$---	---M$---	---M$---	-----M$----	-----M$----	----M$----	----M$----	----M$----	-----M$----	-----M$----

12-2016	39.84	2.67	23.09	12.130	48.338	354.513	678.780	0.000	678.780	647.192
12-2017	39.84	2.67	23.09	7.185	28.633	247.054	365.017	0.000	365.017	316.391
12-2018	39.84	2.67	23.09	5.371	21.404	208.867	248.669	0.000	248.669	195.948
12-2019	39.84	2.67	23.09	4.389	17.492	188.907	185.015	0.000	185.015	132.536
12-2020	39.84	2.67	23.09	3.759	14.978	176.640	143.534	0.000	143.534	93.473

12-2021	39.84	2.67	23.09	3.313	13.201	168.451	113.742	0.000	113.742	67.338
12-2022	39.84	2.67	23.09	2.978	11.867	162.722	90.954	0.000	90.954	48.952
12-2023	39.84	2.67	23.09	2.716	10.822	158.612	72.728	0.000	72.728	35.584
12-2024	39.84	2.67	23.09	2.488	9.914	154.260	57.665	2.000	55.665	24.779
12-2025	39.84	2.66	23.09	2.203	8.780	142.433	45.243	1.167	44.076	17.800

12-2026	39.84	2.66	23.09	2.058	8.202	138.968	36.367	0.000	36.367	13.368
12-2027	39.84	2.66	23.09	1.938	7.722	136.301	28.768	0.000	28.768	9.614
12-2028	39.84	2.66	23.09	1.832	7.302	133.964	22.133	0.000	22.133	6.724
12-2029	39.84	2.66	23.09	1.739	6.931	131.877	16.272	0.000	16.272	4.494
12-2030	39.84	2.65	23.09	1.338	5.333	102.469	11.525	15.000	-3.475	-0.901

S TOT	39.84	2.67	23.09	55.437	220.919	2606.040	2116.414	18.167	2098.247	1613.292

AFTER	39.84	2.60	23.09	3.397	13.538	260.317	29.077	16.167	12.910	2.655

TOTAL	39.84	2.66	23.09	58.834	234.457	2866.356	2145.490	34.334	2111.157	1615.947

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	12.0	LIFE, YRS.	22.33	5.00	1823.828
GROSS ULT., MB & MMF	41.107	11361.201	DISCOUNT %	10.00	9.00	1652.751
GROSS CUM., MB & MMF	8.085	2053.882	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	1615.947
GROSS RES., MB & MMF	33.022	9307.319	DISCOUNTED PAYOUT, YRS.	0.00	15.00	1459.049
NET RES., MB & MMF	5.565	1481.559	UNDISCOUNTED NET/INVEST.	62.49	20.00	1336.462
NET REVENUE, M$	221.708	3945.140	DISCOUNTED NET/INVEST.	197.48	25.00	1237.931
INITIAL PRICE, $	39.840	2.670	RATE-OF-RETURN, PCT.	90.00	35.00	1088.870
INITIAL N.I., PCT.	12.539	14.096	INITIAL W.I., PCT.	22.659	50.00	936.991
					70.00	804.872
					90.00	715.079